ASIA CARBON INDUSTRIES, INC.
110 WALL STREET, 11TH FLOOR
NEW YORK, NY 10005

October 15, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Pamela A. Long, Assistant Director

Re:      Asia Carbon Industries, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed: September 29, 2010
File No.: 333-167090

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated October 12, 2010, addressed to Guo Yun Yao, the Chief Executive Officer, President and Secretary of Asia Carbon Industries, Inc. (the “Company”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Executive Compensation, page 67

1. We note your revised disclosure in response to comment two in our letter dated September 24, 2010. We re-issue our prior comment two in full since instead of reporting the aggregate grant fair value of Mr. Segal’s stock awards computed in accordance with FASB ASC Topic 718, you continue to report the number of shares subject to the equity awards. Please revise your disclosure accordingly.
Response:

The Company’s Amendment No. 5 to Form S-1 (the “Filing”) has been revised accordingly.

Undertaking, page 77

2. We note your revised disclosure in response to comment three in our letter dated September 24, 2010.  It is unclear why you have included the undertakings in paragraph (4) since they appear to apply to foreign private issuers.  Please advise or revise.

Response:

The Company has removed the referenced undertaking from the filing.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Xialong Zhou
By: Xiaolong Zhou
Title: Chief Financial Officer